tusk-creative.com @tusk.zip

Olivia Mitchell

2024-2026

2026

- Directed campaigns for Byoma, Dave & Buster's, and Trolli.
- Wrote, directed, and produced the *Ripe!* feature announcement shoot and Instagram launch featuring Lola Tung and Rita Roca, which got 50k followers and 10m views
- Named as an Ad Age "Director to Watch" finalist

2025

- Directed campaigns for Ryde, Arm & Hammer, bubly, NFL, Cheerios, FanDuel, and World's Best Cat Litter, starring talent including Normani, Meghan Trainor, Jalen Hurts, Heidi Montag, the Rizzler, and Druski
- Ryde campaign named as an Ad Age creative campaign to know about.

2024

- Wrote, directed, and produced short film *Ripe!*, winner of 10+ film festivals including Tribeca, Provincetown & SCAD.
- Directed Truly campaign.
- Directed music video for Karin Ann feat. Imogen Heap.
- Named to Adweek Creative 100.
- *Ripe!* feature script honored on the 2024 Black List.

OTHER RECOGNITION

- Tribeca — Best U.S. Narrative Short (2024)
- Provincetown — Best Queer Short (2024)
- Frameline — Outstanding Narrative Short (Honorable Mention)
- Iris Prize 2025 – Short List for Ripe!
- Adweek Creative 100 (2024)
- Ad Age 40 Best Ads of 2023
- Adweek 20 Best Ads of 2023
- Fast Company Top 5 Ads of 2023

PRESS HIGHLIGHTS

- **Autostraddle: Kelley O'Hara & Tusk want more lesbian happy endings**
- **Them: Lola Tung teases Starring Role in Sapphic Soccer Film Ripe!**
- **In Creative Company: Tusk & Kelley O'Hara on Ripe!**
- **THR Presents Q&A with the Directors Behind 2024 Oscar Shorts Contenders**
- **Gay Times: Ripe! Puts a Sporty Sapphic Spin on the Enemies-to-Lovers Trope**
- **Muse by Clio: Tusk directs breakthrough spots for Liquid Death and Harper Wilde**